

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 18, 2007

<u>**Via U.S. Mail and Fax (330)279-2415**</u>
Mr. Dale P. Paisley
Chief Financial Officer
Amish Naturals Inc.
6399 State Route 83
Holmesville, OH 44633

> **Re: Amish Naturals Inc.**
> **Registration Statement on Form SB-2**
> **Filed April 30, 2007**
> **File No. 333-142471**

Dear Mr. Paisley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   We note your financial information is for the period ending December 31, 2006.
        In your revised SB-2/A, please update your financial information as required by
        Rule 310(g) of Regulation S-B.

2.   We note you filed a Form 8-K on October 31, 2006 disclosing the reverse merger
        with FII International Inc. effective October 27, 2006. We also note from your
        Form SB-2 that you have changed your fiscal year and accounting firm in
        conjunction with the merger, but there is no disclosure to that effect in the Form
        8-K filed October 31, 2006. Please amend your disclosure to comply with Item(s)
        4 and 5 of Form 8-K.

Statement of Operations, page F-3
Statement of Shareholders' Deficit, page F-4
Statement of Cash Flows, page F-5

3.   We note your inception date was September 2, 2005 and your fiscal year end is
        September 30. Tell us and disclose why your financial statements reflect a nine-
        month period starting from January 1, 2006 through September 30, 2006 instead
        of beginning at your inception date. Please revise your disclosure to clarify your
        distinction between your inception date and your commencement of operations
        date. Further, we note your Statement of Shareholders' Equity reflects an
        opening balance at September 2, 2005 (inception date). Please revise your
        presentation to be consistent with your statement headings for the periods
        presented.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or April Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant